Exhibit 23(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Motorola Solutions, Inc.:

We consent to the use of our reports dated February 13, 2015, with respect to the consolidated balance sheets of Motorola Solutions, Inc. and Subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Motorola Solutions, Inc., incorporated herein by reference.

/s/ KPMG LLP
Chicago, Illinois
May 19, 2015